UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                (Name of Issuer)

                               Brush Wellman Inc.
                         (Title of Class of Securities)

                                  Common Stock
                                 (CUSIP Number)

                                                     117421107
             (Date of Event Which Requires Filing of this Statement)
                                  July 16, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [x] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)


Robert C. Krembil
(2) Check the Appropriate Box if a Member of a Group

       (a)        [  ]
       (b)        [x]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization



Robert Krembil is a citizen of Canada

Number of                  (5)      Sole Voting Power
Shares                                                        20,000 shares
       --------------------------------------------------------------------
Benefici-                  (6)      Shared Voting Power
ally Owned                                                            NIL
                           -----------------------------------------------
by Each                    (7)      Sole Dispositive Power
Reporting                                                         20,000 shares
                      ---------------------------------------------------------
Person With                (8)      Shared Dispositive Power  NIL


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person


                                                     20,000 shares

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]


                                                     Not applicable
(11)   Percent of Class Represented by Amount in Row 9


                                          0.1 % of outstanding common shares
(12)   Type of Reporting Person
                                                      IN (see item 2A)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Brush Wellman Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                                     117421107
                                 (CUSIP Number)

                                  July 16, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [x] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)


         Trimark Financial Corporation
(2)    Check the Appropriate Box if a Member of a Group

       (a)        [  ]
       (b)        [x]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization



Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of                  (5)      Sole Voting Power
Shares                                                        1,942,400
       ----------------------------------------------------------------
Benefici-                  (6)      Shared Voting Power
ally Owned                                                             NIL
                           -----------------------------------------------
by Each                    (7)      Sole Dispositive Power
Reporting                                                          1,942,400
                        -----------------------------------------------------
Person With                (8)      Shared Dispositive Power  NIL


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person


                                                     1,942,400

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]


                                            Not Applicable
(11)   Percent of Class Represented by Amount in Row 9


                                          11.7% of outstanding common shares
(12)   Type of Reporting Person
                                                      HC (see item 2A)

                                    Item 1(a)

Name of Issuer:

Brush Wellman Inc.


                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

17876 St. Clair Avenue
Cleveland, Ohio 44110


                                    Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of a portion of the securities covered by this report. Robert C. Krembil, a Canadian citizen, and Chairman and shareholder of Trimark Financial Corporation ("TFC"), is also an owner of record of a portion of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.


                                    Item 2(b)

Address of Principal Business Office:

One First Canadian Place
Suite 5600, P.O. Box 487
Toronto, Ontario
M5X 1E5

(416) 362-7181


                                    Item 2(c)

Citizenship:

Robert C. Krembil - Canada
       Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada Trimark Investment Management Inc. - Incorporated under the laws of Canada Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada


                                    Item 2(d)

Title of Class of Securities:
Common Stock

                                    Item 2(e)

CUSIP Number:

                           117421107

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)      [  ]        Broker or Dealer registered under Section 15 of the Act

(b)      [  ]        Bank as defined in section 3(a) (6) of the Act

(c)      [  ]        Insurance Company as defined in section 3(a)(19) of the Act

(d)      [  ]        Investment Company registered under section 8 of the
                     Investment Company Act

(e)      [  ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)       [ ] An employee  benefit plan or  endowment  fund in
             accordance with Rule 13d-1(b)(1)(ii)(F)

(g)      [x]   A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G)

(h)      [ ] A savings association as defined in Section 3(b)
             of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

       (j)      [  ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.    [  ]


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                            1,962,400

       (b)      Percent of Class:

                            11.8%

       (c) Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:                1,962,400
(ii)   Shared power to vote or to direct the vote:                 NIL
(iii)  Sole power to dispose or to direct the disposition of:    1,962,400
(iv)   Shared power to dispose or to direct the disposition of:     NIL







                                     Item 5

Ownership of Five Percent or Less of a Class

       [  ]

                N/A

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person



                N/A

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.



                See item 2(a)

                                     Item 8

Identification and Classification of Members of the Group.



                N/A

                                     Item 9

Notice of Dissolution of Group.



                N/A



                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  August 10, 1998


Signature:

Name/Title:  Michael Kevin Feeney,  Chief Financial Officer, on behalf of Trimark Financial Corporation in its capacity as a "Reporting Person" herein.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).